Julio E. Vega

Partner

+1.617.951.8901

julio.vega@morganlewis.com

August 14, 2017

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Proteon Therapeutics, Inc. (CIK No. 0001359931)
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Proteon Therapeutics, Inc. (CIK No. 0001359931)

Registration Statement on Form S-3

Filed August 3, 2017

File No. 333-219676

Dear Ms. Hayes:

On behalf of our client, Proteon Therapeutics, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as presented by Irene Paik to Christina Bailey via teleconference on August 9, 2017 beginning at approximately 2:30 p.m. Eastern Time (the “Teleconference”), relating to the Registration Statement on Form S-3 filed with the Commission on August 3, 2017 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR an amended Registration Statement on Form S-3 (the “Amendment”). We are providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and the Amendment, including versions that are marked to show changes to the Registration Statement.

United States Securities and Exchange Commission

August 14, 2017

Set forth below is the response of the Company to the comment discussed during the Teleconference. The comment is printed below in bold and is followed by the Company’s response.

1.	Please revise the Registration Statement to include, in the “Incorporation by Reference” section beginning on page 16 of the Registration Statement, references to the Current Reports on Form 8-K filed by the Company with the Commission on June 22, 2017 and June 26, 2017.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement to include references to the Current Reports on Form 8-K filed by the Company with the Commission on June 22, 2017 and June 26, 2017. These references appear on page 16 of the Amendment.

Thank you for your prompt attention to the Company’s response to the Staff’s comment. Please contact me at (617) 951-8901 or George Eldridge, Chief Financial Officer at the Company, at 781-890-0102 x1026 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Julio E. Vega

Julio E. Vega

cc:      George Eldridge, Proteon Therapeutics, Inc.